Cimetrix Incorporated
6979 South High Tech Drive
Salt Lake City, Utah 84047
Telephone (801) 256-6500

August 17, 2007

Mr. Craig Wilson
United States Securities and Exchange Commission
MAIL STOP 4561
100 F Street, NE
Washington, D.C. 20549

Re:                             Cimetrix Incorporated
Form 10-K for the year ended December 31, 2006
Filed April 2, 2007
File No. 0-16454

Dear Mr. Wilson:

We are writing this letter in response to your letter of August 1, 2007, relating to the above-referenced filing.  This letter sets forth the staff’s comments from the August 1, 2007 letter, followed in each case by the response thereto.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Consolidated Statements of Operations, page F-5

1.                                       Please be advised that where there is a lack of vendor specific objective evidence (“VSOE”) of fair value among arrangement elements, SOP 97-2 prohibits separation of the elements within the total arrangement fee for recognition purposes.  Statement of operations presentation that includes separate revenue and related cost of revenue line items for product and services (following Rule 5-03(b) of Regulation S-X) that make up bundled arrangements may be appropriate where the elements are separable because you have VSOE of fair value for the undelivered elements, and your accounting conforms to paragraph 12 of SOP97-2.  In future filings ensure that your statement of operations presentation of separate product and service revenues and cost conforms to the foregoing authoritative accounting literature.  Include a footnote description to inform investors of the nature of any product and service revenue and cost elements which must remain bundled as a single line presentation because of the inability to separate them under SOP 97-2 for recognition purposes.

RESPONSE:  We believe that the separation of revenue and related cost of revenue line items for product and services that make up our bundled arrangements is appropriate because we do have vendor-specific objective evidence (“VSOE”) of fair value among the arrangement elements.  In accordance with SOP 97-2, where we have an arrangement that includes multiple elements, the total revenue is allocated to the various elements based on VSOE of fair value for each element.  The VSOE of fair value is based on the price we charge our customers when the same element is sold separately.  Further, in accordance with SOP 97-2, if VSOE does not exist for the allocation of revenue to the various elements of the arrangement, it is our policy to defer all revenue from the arrangement until the earlier of the point at which (a) VSOE does exist or (b) all elements of the arrangement have been delivered.  In future filings we will continue to ensure that our statement of operations presentation of separate product and service revenues and cost of revenues conforms to the referenced accounting literature.  We will include a footnote description, where applicable, to inform investors of the nature of any product and service revenue and cost elements which must remain bundled as a single line presentation because of the inability to separate them under SOP 97-2 for recognition purposes.

Note 2 — Stock-Based Compensation, page F-15

2.                                       We read that you adopted the fair value recognition provisions of SFAS 123R using the modified prospective method effective January 1, 2006.  However, it is unclear that your accounting and disclosures for awards issued during 2006 comply with the requirements of SFAS 123R.  For example, given your statement on page 22 that you have calculated the fair value of stock options using the Black-Scholes valuation model, it is unclear why your disclosures in this footnote provide the aggregate intrinsic value of stock options issued in 2006 rather than the grant date fair value using the Black-Scholes model.  Additionally, you do not appear to have provided all disclosures indicated by paragraphs A240 and A241 of SFAS 123R for stock options granted or for restricted stock granted in 2006.  Please revise future filings to clarify your accounting for stock-based compensation and ensure that you provide all applicable disclosures under SFAS 123R.

RESPONSE:  We believe that our accounting for stock-based awards issued during 2006 complies with the requirements of SFAS 123R.  Our policy is to calculate the grant date fair value of stock options used to measure compensation expense using the Black-Scholes model, and we will modify our disclosures in future filings to clarify this.  The aggregate intrinsic value of stock options disclosed in the table of stock option activity for 2006 contained in Note 2 to the consolidated financial statements was provided for purposes of providing information relating to all options outstanding and all options exercisable at December 31, 2006.  This intrinsic value disclosure was not provided for the options issued during 2006, and the intrinsic value was not used to calculate the grant date fair value of the options issued during 2006.  Further, we will review the disclosures required by paragraphs A240 and A241 of SFAS 123R for stock options granted or for restricted stock awards granted, and will revise future filings to clarify our accounting for stock-based compensation and to ensure that we provide all applicable disclosures required by SFAS 123R.

In connection with our response, we provide the following statement acknowledging that:

•                  Cimetrix Incorporated (the “Company”) is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company and I are available to discuss any issues presented by the comments and the responses contained in this letter or to respond to further comments.

Yours truly,

/s/ Dennis P. Gauger

Dennis P. Gauger
Chief Financial Officer